STINGRAY RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FIRST QUARTER ENDED APRIL 30, 2007

Dated: June 24, 2007

GENERAL

The following Management Discussion and Analysis ("MD&A") of Stingray Resources Inc. ("Stingray" or the "Company) should be read in conjunction with the Unaudited Consolidated Financial Statements for the three months ended April 30, 2007 and notes thereto, and the fiscal years ended January 31, 2007 and 2006. This MD&A covers the last completed quarter and the subsequent period up to the date of filing. All dollar amounts are stated in Canadian dollars, unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principals ("GAAP"). Readers are encouraged to read the Company's public information filings at Sedar at www.sedar.com.

DESCRIPTION OF BUSINESS

Stingray is in the business of exploration and development for copper in Mexico. The Company has its corporate office located in Toronto, Ontario, Canada and explores in Mexico through wholly owned Mexican subsidiaries, Minera Stingray S.A. de C.V. and Noranda Exploracion de Mexico S.A. de C.V. which have an exploration base located in Hermosillo, Sonora, Mexico. On May 24, 2007 the Company's Common Shares and Warrants were listed and posted for trading on the TSX under the symbol "SRY" and "SRY.WT".

MINERAL PROPERTIES

El Pilar Property

Acquisition

The Company has completed a share purchase agreement (the "Share Purchase Agreement") with Xstrata plc ("Xstrata") and has acquired 100% ownership in the share capital of Noranda Exploration Mexico S.A. de C.V. (Normex"). Normex owns a 100% interest in the El Pilar Property and several other properties within Mexico. The purchase price was US$20,000,000. In addition, the Company has issued to Xstrata 4,219,652 Stingray common shares: (5% of the outstanding common shares of Stingray) and an additional 5% of the outstanding shares is due upon delivery of a feasibility study. Additionally the agreement provides for a sliding scale metal sales royalty at 1% to a maximum of 3% and a 50% Back-In Right provision for Xstrata exercisable under certain conditions. If the Back-In Right provision is exercised the Company would remain the operator of the joint venture.

On April 24, 2007, the Company closed an offering of 41,700,000 units which raised gross proceeds of $50,040,000. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one common share of the Company at a price of $1.80 at any time until April 24, 2009.

On April 27, 2007, the Company completed the acquisition of 100% of the shares of Normex by making cash payments totaling $19,872,900 (US$17,750,000) and by issuing 4,219,652 common shares of the Company, representing 5% of the outstanding shares at the closing of the acquisition. In addition, the Company paid $468,503 as required under the Share Purchase Agreement as a severance amount payable to the employees of Normex.

Initial work at the property is focused on infill resource definition drilling and additional metallurgy. Metallurgical work on the property thus far has indicated that the majority of the copper minerals at El Pilar are acid soluble and should be amenable to heap leaching.

Property Location

The property is located in north-central Sonora, roughly fifteen (15) kilometres south of the Arizona/Sonora border. The property is situated in the highly productive/prospective, Sonora- Arizona Porphyry Copper Province which hosts numerous copper deposits ranging from the Cananea Copper Mine (7.1 billion tonnes @ 0.42% copper) in the south through to central Arizona where the Morenci Copper Mine of Phelps Dodge Corp. is located (4.7 billion tonnes @ 0.52% copper). This copper trend accounts for the second largest concentration of porphyry copper deposits in the world where mining for copper has been continuous for over 100 years. El Pilar lies 45 kilometres northwest of the Cananea Copper Mine of Grupo Mexico, the largest porphyry copper deposit in Mexico and one of the largest in the world. The El Pilar property consists of concessions that total 6324 hectares in fifteen claim blocks located in this prolific copper trend.

Geology and Resources

Copper at El Pilar is hosted by a conglomerate unit containing clasts of intrusive, porphyry and highly silicified rock. The mineralization is interpreted to have been derived from a pre existing porphyry copper deposit and/or related structurally controlled mineralization. Reconstruction of geological events suggests that this material was mechanically weathered and eroded, transported, and deposited in a conglomerate formation. Details of the property are described in a technical report dated December 31, 2006 and amended on April 9, 2007 by Gary Woods, P.Geo., which is filed at SEDAR. At a 0.25% total copper cut-off grade the Inferred Mineral Resource was estimated at 180,047,279 tonnes averaging 0.365% total copper containing approximately 657,000 tonnes of copper (1.448 billion pounds copper). The principal copper mineral is chrysocolla which is acid soluble and a known copper mineral in many copper heap leach operations. The deposit has been drill tested with 200 metre spaced holes.

Exploration Potential

Two holes drilled at the south end and outside of the resource are spaced 600 metres apart and both contain significant mineralized intervals averaging greater than 0.25% copper. The most southerly drill hole along the conglomerate horizon, situated 400 metres further south of the above mentioned holes contains 32 metres of 0.31 % copper and more drilling is needed to confirm the tonnage and grade of the mineralization in this area. Stingray is optimistic that the resource at El Pilar will increase with further drilling.

Other Exploration Properties

As part of the purchase, Stingray will also acquire several additional exploration properties in Mexico. These properties total more than 187,000 hectares and are at various stages of development which offer Stingray additional exploration opportunities.

El Indio Properties

The El Indio project consists of 3 exploration properties located along the Sierra Madre trend in Chihuahua that were optioned by the Company from Minera Uruachic S.A. de C.V. Under the terms of the option, Stingray can acquire a 75% interest in the property by paying the vendor a series of payments staged over 7 years: CDN$ 500,000, 250,000 common shares of Stingray and by expending CDN$ 1 million in exploration on the properties. A technical report describing areas of gold and silver mineralization at the properties was prepared for Stingray in September 2003 by Victor Jaramillo, P. Geo. and filed at SEDAR.

Elephant 8 Property

Stingray staked the "Elephant 8" exploration concession in the area north of Chinipas, Chihuahua. This large concession located along the Sierra Madre trend has been reported as the historic host of significant silver and gold production from the late 1600's to early 1900's. The Company's geologists have concluded several reconnaissance programs of locating historic production sites and the associated mineralization. Work to date has outlined interesting silver and gold mineralization at the San Augustin open cut. Recent efforts to access the property have been unsuccessful due to personal safety risks regarding the Company's exploration personnel. The Company monitors the accessibility into the area and exploration programs designed to follow up the results of the reconnaissance work will be conducted as conditions allow.

Mineral Exploration Activities

The Company's operations consist of the exploration and development of mineral properties in Mexico as well as ongoing overheads to run the Company from its corporate head office in Toronto, Ontario, Canada. Expenditures on the Company's mineral properties for the period ended April 30, 2007 were $91,790 compared to nil for the same period in the prior fiscal year. The Company stopped exploration on the El Indio and Elephant 8 Properties. The identification of the Normex acquisition opportunity resulted in the focusing of the Company's efforts on the assessment, due diligence and acquisition of Normex and the El Pilar property during the period.

OVERVIEW OF PERFORMANCE

In summary, the Company's financial condition has improved significantly over the three months period ended April 30, 2007. Working capital increased by $25,612,220 from $1,729,171 at January 31, 2007 to $27,341,391 at April 30, 2007.

The net increase is namely attributable to:

(a) net proceeds of $46,528,492 from the issue of shares;
(b) expending $20,720,550 on mineral properties and equipment; and
(c) expending $297,105 on other corporate operations.

RESULTS OF OPERATIONS

Three months ended April 30, 2007

The net loss for the three months ended April 30, 2007 was $1,297,038 ($0.10 per share) compared with a net loss of $140,691 ($0.01 per share) for the same period in the prior year. The increase in net loss of $1,156,347 is substantially attributable to stock-based expense of $1,094,248 compared with nil in the prior year. Operating expense other than stock-based compensation increased by $58,886 from $177,716 in 2006 to $236,602 in 2007 due to increased corporate activity in connection with the acquisition of the El Pilar property described above

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for each of the last eight quarters of fiscal 2007 and 2006 (unaudited):

Quarter Ended	Revenue	Loss For the Period	Loss Per Share *
April 30, 2007	$36,600	($1,297,038)	($0.10)
January 31, 2007	$26,559	($207,570)	($0.02)
October 31, 2006	$46,884	($142,997)	($0.01)
July 31, 2006	$48,203	($145,279)	($0.01)
April 30, 2006	$43,226	($140,691)	($0.01)
January 31, 2006	$43,529	($129,822)	($0.01)
October 31, 2005	$35,010	($115,994)	($0.01)
July 31, 2005	$31,500	($197,707)	($0.02)

*basic and diluted

LIQUIDITY AND CAPITAL RESOURCES

As mentioned above, the Company's financial position at April 30, 2007 is strong. On April 24, 2007, the Company closed an offering of 41,700,000 units which raised gross proceeds of $50,040,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one common share of the Company at a price of $1.80 at any time until April 24, 2009.

Stingray arranged the equity financing to fund both the El Pilar property acquisition and an advanced exploration program to better define the size, quality and character of this copper resource. Project advancement to a Feasibility Stage will be the focus of Stingray's immediate efforts in Mexico.

The Company's working capital at April 30, 2007 is $27,341,391. This working capital position, comprised substantially of cash, is sufficient to fund the Company's overheads for the foreseeable future and to fund the Company's planned exploration activity at the El Pilar Copper Property in Mexico. (See section titled "Mineral Properties").

The Company has been successful in accessing the equity markets in the past and, while there is no guarantee that this will continue to be available, management has no reason to expect that this capability will diminish in the near term.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its mineral properties as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are beyond the Company's control.

Mineral properties

The Company's recorded value of its mineral properties is in all cases based on historical costs that expect to be recovered in the future. The Company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk.

Stock-based compensation

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on stock-based compensation and hence results of operations, there is no impact on the Company's financial condition.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A detailed summary of all of the Company's significant accounting policies is included in Note 2 to the Audited Consolidated Financial Statements for the year ended January 31, 2007.

USE OF FINANCIAL INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations are currently its cash.

RELATED PARTY TRANSACTIONS

During the period, the Company incurred professional fees of $109,331 (2006 – nil) to a law firm in which a director of the Company is a partner. These transactions have been recorded at the exchange amount, which is the consideration paid as established and agreed to by the related parties.

CHANGES IN ACCOUNTING STANDARDS

In January 2005, the CICA issued new standards relating to financial instruments. Section 3855, Financial Instruments – Recognition and Measurement, prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other time using cost-based measures. It also specifies how financial instruments gains and losses are be presented. Section 3865, Hedges, is applicable whenever an enterprise chooses to designate a hedging relationship for accounting purposes. It expands AcG No 13, Hedging Relationships, and Section 1650, Foreign Currency Translation by specifying how hedge accounting is applied and that disclosures are necessary when it is applied. Section 1530, Comprehensive Income, introduces new rules for the reporting and display of comprehensive income. Comprehensive Income is the change in equity (net assets) of an enterprise during a reporting period from transaction and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distribution to owners.

The Company has evaluated the impact of these new standards on its consolidated financial statements and determined that no adjustments are currently required.

DISCLOSURE CONTROLS

Disclosure controls and procedures have been designed to ensure that relevant and accurate information needed to comply with the Company's continuous disclosure obligations is accumulated and summarized to allow timely decisions regarding disclosure and to ensure that the risk of material error or fraud is minimal. Management has concluded that the Company's disclosure controls and procedures, as of April 30, 2007, are effective in ensuring that material information is accumulated

and disclosed accurately. Management believes that the "cost-effective" disclosure controls, disclosure procedures and internal control systems can only provide reasonable assurance, and not absolute assurance, that the objectives of the controls and procedures are met.

FORWARD LOOKING STATEMENTS

This MD&A contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in the Company's forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.

Although the Company believes expectations reflected in its forward looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be obtained on Sedar at www.sedar.com.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the Company's operating expenses is provided in the Unaudited Consolidated Financial Statements for the three months ended April 30, 2007 available through www.sedar.com.

OUTSTANDING SHARE DATA

Share capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number of Shares	Share Amount
Balance January 31, 2007	12,806,330	$14,911,978
Issued for cash	41,700,000	50,040,000
Allocated to warrants	-	(7,830,592)
Share issue costs	-	(3,511,508)
Issued for acquisition of El Pilar mineral properties	4,219,652	5,063,582
Balance April 30 and June 24, 2007	58,725,982	$58,673,460

On April 24, 2007 the Company closed an offering of 41,700,000 units which raised gross proceeds of $50,040,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entities the holder thereof to purchase one common share of the Company at a price of $1.80 at any time until April 24, 2009.

(c) Warrants

Warrant transactions are as follows:

	Number of Warrants	Allocated Value	Average Exercise Price
Balance January 31, 2007	-	-	
Issued on offering April 24, 2007			
Shareholders – expire April 24, 2009	20,850,000	$6,763,740	$1.80
Brokers – expire October 24, 2008	2,502,000	1,066,852	$1.20
Balance April 30, 2007	23,352,000	$7,830,592	$1.74

(d) Stock options

Stock option transactions and the number of stock options outstanding is as follows:

	Number of Options	Value	Average Exercise Price
Balance January 31, 2007	610,000	$254,368	$0.84
Granted	1,565,000	1,094,248	$1.20
Balance April 30 and June 24, 2007	2,175,000	$1,348,616	$1.10

At April 30, 2007, the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of options	Value	Exercise price
May 28, 2004	May 28, 2009	160,000	$ 86,939	$1.00
May 28, 2004	May 28, 2009	145,000	82,848	$0.75
June 29, 2005	June 29, 2010	305,000	84,581	$0.80
April 26, 2007	April 26, 2012	1,565,000	1,094,248	$1.20
		2,175,000	$ 1,348,616	

Stingray Resources Inc.

(an exploration stage company)
Interim Consolidated Balance Sheets
April 30, 2007 and January 31, 2007

	April 30, 2007	January 31, 2007
	$	$
Assets		
Current assets		
Cash	27,726,497	1,621,450
Accounts receivable	142,019	68,983
Deferred charges	-	143,802
	27,368,516	1,834,235
Deposit	-	2,562,075
Equipment (note 2)	142,412	77,160
Mineral exploration properties (note 4)	28,954,285	680,398
	56,965,213	5,153,868
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	384,743	105,064
Taxes payable	142,382	-
	527,125	105,064
Shareholders' Equity		
Share capital (note 5 (b))	58,673,460	14,911,978
Contributed surplus	178,475	178,475
Warrants (note 5(c))	7,830,592	-
Stock options (note 5(d))	1,348,616	254,368
Deficit	(11,593,055)	(10,296,017)
	56,438,088	5,048,804
	56,965,213	5,153,868

See accompanying notes to interim consolidated financial statements.

Stingray Resources Inc.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Unaudited
Three Months Ended April 30, 2007 and 2006

	2007	2006
	$	$
Operating expenses		
Depreciation	7,068	4,584
Office rent, telephone and reception	29,687	17,128
Professional fees	8,038	5,000
Project evaluation	50,068	83,960
Promotion and travel	50,600	14,411
Regulatory fees	5,300	3,800
Salaries and benefits	71,034	47,891
Shareholder communications	1,674	-
Stock based compensation (note 5(d))	1,094,248	-
Transfer agent fees	13,133	942
Loss from operations	(1,330,850)	(177,716)
Other income and expense		
Interest and other income	36,600	43,226
Foreign exchange loss	(2,788)	(6,201)
	33,812	37,025
Loss for the period	(1,297,038)	(140,691)
Deficit - Beginning of period	(10,296,017)	(9,659,480)
Deficit- End of period	(11,593,055)	(9,800,171)
Basic and diluted loss per share	(0.10)	(0.01)
Weighted average number of shares outstanding	13,652,299	12,781,330

See accompanying notes to interim consolidated financial statements.

Stingray Resources Inc.

(an exploration stage company)
InterimConsolidated Statements of Cash Flows
Unaudited
Three Months Ended April 30, 2007 and 2006

	2007	2006
	$	$
Cash provided by (used in):		
Operations		
Loss for the period	(1,297,038)	(140,691)
Items not involving cash		
Depreciation	7,068	4,584
Stock-based compensation	1,094,248	-
Changes in non-cash working capital		
Increase in receivables	(73,036)	(7,173)
Decrease in deferred charges	143,802	-
Increase in accounts payable and accrued liabilities	279,679	13,061
Increase in taxes payable	142,382	-
	297,105	(130,219)
Financing		
Net proceeds from issue of shares	46,528,492	-
Investing activities		
Increase in mineral properties and deferred exploration costs (notes 3 and 4)	(23,210,305)	-
Purchase of equipment	(72,320)	-
Decrease in deposit	2,562,075	-
	(20,720,550)	-
Increase in cash (decrease) and cash equivalents	26,105,047	(130,219)
Cash		
- Beginning of period	1,621,450	5,005,344
- End of period	27,726,497	4,875,125

See accompanying notes to interim consolidated financial statements.

1. Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated. The interim statements should be read in conjunction with the annual audited financial statements for the Company's most recently completed fiscal year ended January 31, 2007, as these interim financial statements do not include all disclosures required for annual financial statements.

The preparation of interim financial statements to conform with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of impairment of mineral properties, and assumptions used determining stock-based compensation. Actual results could differ from those estimates.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

2. Equipment

April 30, 2007	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Automotive equipment	110,481	32,524	77,957
Office equipment	73,073	8,618	64,455
	183,554	41,142	142,412

January 31, 2007	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Automotive equipment	134,146	58,597	75,549
Office equipment	9,634	8,023	1,611
	143,780	66,620	77,160

3. Acquisition of Subsidiary

On December 29, 2006, the Company entered into a Share Purchase Agreement ("Agreement") with Xstrata plc ("Xstrata") to acquire 100% ownership in the share capital of Noranda Exploracion Mexico S.A. de C.V. ("Normex") which owns a 100% interest in the El Pilar property and seven other properties within Mexico. Under the Agreement the Company paid a deposit of $2,562,075 (US$2,250,000) to Xstrata towards the purchase price of US$20,000,000.

On April 27, 2007 the Company completed the acquisition by making cash payments totaling $19,872,900 (US$17,750,000) and by issuing 4,219,652 common shares of the Company, representing 5% of the outstanding shares at the closing of the acquisition. In addition, the Company paid $468,503 as required under the Agreement as severanc amount payable to the employees of Normex.

The Agreement also provides for an additional 5% of the outstanding shares to be issued to Xstrata upon delivery of a feasibility study, a sliding scale metal sales royalty starting at 1% to a maximum of 3% and a 50% Back-In Right for Xstrata exercisable under certain conditions. If the Back-In Right provision is exercised the Company would remain tl operator of the joint venture.

The purchase method of accounting has been utilized to record the acquisition.

Purchase price:		
Shares of Noranda Exploracion Mexico S.A. de C.V.	$	17,074,800
Debt owing to Noranda Mining and Exploration Inc.		5,971,636
		23,046,436
Shares of Stingray issued to vendors on closing - 4,219,652 shares		5,063,582
Total cash and shares	$	28,110,018
Fair value of the assets acquired :		
Cash	$	4,049
Accounts receivable		42,826
Equipment		77,696
Mineral exploration properties		28,208,918
Accounts payable		(81,089)
Taxes payable		(142,382)
Total	$	28,110,018

4. Mineral exploration properties

April 30, 2007	Balance January 31, 2007	Additions	Balance April 30, 2007
	$	$	$
El Pilar	-	28,273,887	28,273,887
El Indio	295,721	-	295,721
Elephant 8	384,677	-	384,677
	680,398	28,273,887	28,954,285

January 31, 2007	Balance January 31, 2006	Additions	Balance January 31, 2007
	$	$	$
El Indio	237,174	58,547	295,721
Elephant 8	346,434	38,243	384,677
	583,608	96,790	680,398

El Pilar

The property is located in the north-central State of Sonora, Mexico, approximatly fifteen kilometers south of the Arizona, USA/Sonora, Mexico border. The property is situated in the highly productive and prospective, Sonora-Arizona Porphyry Copper Province which hosts numerous copper deposits. The property consists of concessions that total 6324 hectares in fifteen claim blocks located in the middle of this prolific copper trend.

El Indio

On September 19, 2003, the Company completed an agreement with Minera Uruachic S.A. de C.V. to earn a 75% interest and become the operator of three gold exploration properties located in the Uruachic gold district, Chihuahua, Mexico. The Company can earn its interest over a seven year option period by making a series of cash payments totaling $500,000, issuing 250,000 common shares and incurring $1,000,000 in exploration on the properties. As of April 30, 2007, the Company has paid $150,000, issued 75,000 shares and incurred $130,721 in total exploration expenditures versus the required $300,000. The Company has not met the exploration spending requirement as of January 31, 2007 but has obtained a letter of exemption from Minera UruachicS.A. de C.V. waiving the requirement.

4. Mineral exploration properties (continued)

El Indio (continued)

The Company has not met the exploration spending requirement as of January 31, 2007 but has obtained a letter of exemption from Minera Uruachic S.A. de C.V. waiving the requirement.

Elephant 8

During the year ended January 31, 2005, the Company staked a large exploration concession named the Elephant 8 in the State of Chihuahua straddling the Sonora border in Mexico. The total surface area is approximately 37,000 hectares and is located 60 kilometers from the town of Alamos in Sonora.

5. Share capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number of Shares	Share Amount
Balance January 31, 2007	12,806,330	$14,911,978
Issued for cash	41,700,000	50,040,000
Fair value of warrants issued to brokers and unit holders	-	(7,830,592)
Share issue costs	-	(3,511,508)
Issued for acquisition of El Pilar mineral properties	4,219,652	5,063,582
Balance April 30, 2007	58,725,982	$ 58,673,460

On April 24, 2007 the Company closed an offering of 41,700,000 units which raised gross proceeds of $50,040,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder thereof to purchase one common share of the Company at a price of $1.80 at any time until April 24, 2009.

5. Share capital (continued)

(b) Issued: (continued)

The warrants were assigned a value of $6,763,740 using the Black-Scholes option pricing method with the following assumptions: expected life of two years; expected volatility of 67%; risk free interest rate of 4.5% per annum; and a dividend yield of nil%.

The Company paid the brokers 6% of the gross proceeds raised from the offering. As Additional compensation, the Company granted the agents non-transferable options to purchase 2,502,000 common shares of the Company at a price o $1.20 at any time until April 24, 2009. The warrants were assigned a value of $1,066,852 using the Black-Scholes option pricing method with the following assumptions: expected life of eighteen months: expected volatility of 70%; risk free interest rate of 4.5% per annum; and a didvidend yield of nil%.

(c) Warrants

Warrant transactions are as follows:

	Number of Warrants	Allocated Value	Average Exercise Price
Balance January 31, 2007	-	$ -	
Issued on offering April 24, 2007			
Shareholders - expire April 24, 2009	20,850,000	6,763,740	$1.80
Brokers - expire October 24, 2008	2,502,000	1,066,852	$1.20
Balance April 30, 2007	23,352,000	$ 7,830,592	$1.74

Stingray Resources Inc.

(an exploration stage company)
Notes to Interim Consolidated Financial Statement
Unaudited
Three Months Ended April 30, 2007 and 2006

(d) Stock options

Stock option trasnsactions and the number of stock options outstanding is as follows:

	Number of Options		Value	Average Exercise Price
Balance January 31, 2007	610,000	$	254,368	$0.84
Granted	1,565,000		1,094,248	$1.20
Balance April 30, 2007	2,175,000	$	1,348,616	$1.10

On April 26, 2007 the Company granted options to purchase 1,565,000 common shares of the Company. The fair value of the options on the date of grant was estimated to be 1,094,428 using the Black-Scholes option pricing method with the following assumptions: expected life of five years; expected volatility of 65%; risk free interest rate of 4.5% per annum; and a dividend yield of nil%.

At April 30, 2007, the following options are outstanding to purchase common shares:

Grant date	Expiry date	Number of options		Value	Exercise price
May 28, 2004	May 28, 2009	160,000	$	86,939	$1.00
May 28, 2004	May 28, 2009	145,000		82,848	$0.75
June 29, 2005	June 29, 2010	305,000		84,581	$0.80
April 26, 2007	April 26, 2012	1,565,000		1,094,248	$1.20
		2,175,000	$	1,348,616	

6. Related party transactions

During the period, the Company the Company incurred professional fees of $109,331 (2006-$nil) to a law firm in which a director of the Company is a partner.

7. Comparative figures

Certain figures at January 31, 2007 have been reclassified to conform to the current period's presentation.

END